

June 24, 2021

Humera Afzal
Chief Financial Officer
Membership Collective Group Inc.
180 Strand
London, WC2R 1EA
United Kingdom

Re: Membership Collective Group Inc.
Registration Statement on Form S-1
Filed June 21, 2021
File No. 333-257206

Dear Ms. Afzal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 21, 2021

Consolidated Statements of Operations, page F-46

1. We note your revised disclosure in response to prior comment 9. Please revise the parenthetical disclosure to quantify the amount of depreciation and amortization excluded from each Operating expenses financial statement line item for each period, consistent with SAB Topic 11B.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert A. Ryan, Esq.